UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Explanatory Note

Geoff Richardson resigned as Chief Financial Officer of Lilium N.V. (“Lilium”), effective January 15, 2023, in order to pursue another opportunity. Lilium has appointed Oliver Vogelgesang, currently Lilium’s Senior Vice President Finance & Controlling, as Lilium’s new Chief Financial Officer effective January 15, 2023. Mr. Richardson did not advise the Lilium Board of Directors of any disagreement on any matters related to the operations of Lilium.

Mr. Vogelgesang joined Lilium in July 2021 as Senior Vice President Finance & Controlling, tasked with building the Controlling and Investor Relations functions. Mr. Vogelgesang brings almost 30 years of finance and aerospace experience, most recently serving as Managing Director Finance Airbus Germany and Senior Vice President Finance & Controlling of the important A320 Family program. Previously, Mr. Vogelgesang spent four years as Vice President Investor Relations at Airbus Group and held several additional roles in Finance, Program Management and Restructuring Programs. Mr. Vogelgesang studied aerospace engineering at TU Munich and holds a MBA from the University of Saarbrücken.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into each of the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2022 (File Nos. 333-267718 and 333-267719), the Company’s post-effective amendment No.1 to Form F-1 on Form F-3 filed with the SEC on October 3, 2022 (File No. 333-265592), the Company’s registration statement on Form F-3 filed with the SEC on November 25, 2022, as amended or supplemented (File No. 333-268562) and the Company’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
	Name:	Klaus Roewe
	Title:	Chief Executive Officer and Executive Director